To the Holders of
Trust Investment Enhanced Return Securities
Corporate Bond-Backed Certificates, C 1998-6
      ZTF Class
      Amortizing Class

Pursuant to Section 4.2 of the Trust Agreement, U.S. Bank Trust National Association, as Trustee for the TIERS Corporatesm Bond-Backed Certificates Trust C 1998-6, hereby gives notice with respect to the Distribution occurring on February 1, 1999 (the "Distribution Date") as follows:

1. The amount of the distribution payable to the Certificateholders of each class of Certificates on the Distribution Date allocable to principal and premium, if any, and interest expressed as a Dollar amount per $1,000 original face amount of securities, is as set forth below:

Class            Principal      Interest        Total Distribution
ZTF Class        $0.00          $0.00           $0.00
Amortizing Class $12.23948      $32.60900       44.84848

2. The amount of aggregate accreted and unpaid interest accrued as of the Distribution Date on each ZTF Class is set forth below per each $1,000 face amount of Certificates is $0.00.

3. No fees have been paid to the Trustee or any other party from the proceeds of the Term Assets.

4. The aggregate stated principal amount of Chrysler Corporation 7.40% Debentures due August 1, 2097 held for the above trust is $50,000,000 (the "Term Assets"). The Term Assets are currently rated A2 by Moody's Investors Service, Inc. and A by Standard and Poor's Ratings Group.

5. The Aggregate Certificate Principal Balance of each class of Certificates at the close of business on the Distribution Date is set forth below:

Class            Principal
                 Balance
ZTF Class        $50,000,000
Amortizing Class $40,256,371.25

                U.S. BANK TRUST NATIONAL ASSOCIATION